UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

August 31, 2023 General Meeting Results

A General Meeting of Shareholders (the “GM”) of Venator Materials PLC (the “Company”) was held on August 31, 2023.

The Company’s shareholders voted on the following proposals at the AGM and cast their votes as follows:

Proposal 1	The vote to authorize the directors to disapply preemptive rights with respect to the allotment of equity securities pursuant to the authority granted by Proposal 2 below was not approved, as set forth below:

For	Against	Abstain
53,282,931	26,073,441	1,653,428

Proposal 2	The vote to authorize the directors to allot ordinary shares in the Company, and/or grant rights to subscribe for, or to convert securities into, ordinary shares in the Company, up to an aggregate nominal amount of $107,941,929.02, was approved, as set forth below.

For	Against	Abstain
53,366,220	25,992,728	1,650,852

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: September 1, 2023